CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ELECTION OF THE AUDIT COMMITTEE OF BANCOLOMBIA S.A.
Medellín, Colombia, May 22, 2007
At the meeting held today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) decided that the Audit Committee will consist of three members of the board, and consequently elected the following directors:
Francisco Moncaleano Botero
Carlos Raúl Yepes Jiménez
Alejandro Gaviria Uribe
Mr. Alejandro Gaviria Uribe and Mr. Francisco Moncaleano Botero are independent members of the Board of Directors. Pursuant to U.S. applicable laws for foreign private issuers, Mr. Alejandro Gaviria Uribe will serve as the financial expert of the Audit Committee.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 22, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance